Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: April 24, 2014

From a legal standpoint, as indicated at the time of the announcement of the merger of equals between Publicis Groupe and Omnicom Group, the legal domicile of the new group is to be in the Netherlands. This choice was made in order to find a neutral ground given the countries of origin of both groups (France for Publicis Groupe and the United States for Omnicom Group). The new company, Publicis Omnicom Group, is already registered in the Netherlands.

From a tax standpoint, the taxable basis for French operations will remain unchanged, and the benefits realized in France continue to be taxed in that country. However, in order for the merger to benefit from the deferred tax regime provided under tax rules, French tax authorities must provide a tax ruling on the merger. The process undertaken in France is not an exception, but rather, is standard in this type of merger. Accordingly, a request for a ruling has been made to French authorities. This tax ruling is a condition to the merger under the business combination agreement.

The business combination agreement also provides that the new company will take all actions necessary to establish and maintain its residence, for taxation purposes, in the UK. We are confident that this will be the case.

The antitrust process in China is ongoing, and we have no indication that approval will not be obtained within a reasonable time period.

Publicisgroupe.com	1/3

About Publicis Groupe

Publicis Groupe [Euronext Paris FR0000130577, CAC 40] is one of the world’s leading communications groups. The Groupe offers a full range of services and skills: digital (DigitasLBi, Razorfish, Rosetta, VivaKi), advertising (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), public affairs, corporate communications and events (MSLGROUP), media strategy, planning and buying (Starcom MediaVest Group and ZenithOptimedia), healthcare communications, with Publicis Healthcare Communications Group (PHCG), and finally, brand asset production with Prodigious. Present in 108 countries, the Groupe employs 62,000 professionals.

www.publicisgroupe.com | Twitter: @PublicisGroupe | Facebook: www.facebook.com/publicisgroupe | LinkedIn: Publicis Groupe | http://www.youtube.com/user/PublicisGroupe | Viva la Difference !

Contacts

Publicis Groupe
Peggy Nahmany	Corporate Communications	+ 33(0)1 44 43 72 83
Martine Hue	Investor Relations	+ 33(0)1 44 43 65 00
Stéphanie Constand	Investor Relations	+ 33(0)1 44 43 74 44

This presentation contains forward-looking statements. The use of the words “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this presentation are intended to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Other than as required by applicable securities laws, Publicis Groupe undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. Publicis Groupe urges you to review and consider carefully the various disclosures it has made concerning the factors that may affect its business, including the disclosures made under the caption “Risk Factors” in the 2011 Registration Document filed with the French financial markets authority (AMF).

Forward looking statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom Group, Publicis Groupe, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom Group and Publicis Groupe as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom Group’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis Groupe’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

Publicisgroupe.com	2/3

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM GROUP, PUBLICIS GROUPE, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, +1 (212) 415-3600 (for documents filed with the SEC by Omnicom Group) or Investor Relations, 133 avenue des Champs-Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis Groupe or Publicis Omnicom Group).

Important Additional Information Will be Made Available in an AFM Approved Prospectus

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS GROUPE, OMNICOM GROUP, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis Groupe’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs-Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Important Additional Information for Publicis Shareholders

Publicis Groupe will prepare a report to be made available in connection with the Publicis Groupe’s meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS GROUPE, OMNICOM GROUP, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis Groupe on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs-Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

No EEA Prospectus until Admission Prospectus

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

Participants in the Solicitation

Omnicom Group, Publicis Groupe and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom Group in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom Group in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom Groupe’s directors and executive officers is contained in Omnicom Group’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

Publicisgroupe.com	3/3

Sur le plan juridique, comme cela a été indiqué lors de l’annonce de la fusion entre égaux de Publicis Groupe et Omnicom Group, le siège social du nouveau groupe est prévu aux Pays-Bas. Le choix de ce pays a été fait pour assurer la neutralité entre les pays d’origine des deux sociétés (la France pour Publicis et les États-Unis pour Omnicom). La nouvelle société, Publicis Omnicom Group, est d’ores et déjà enregistrée aux Pays-Bas.

Sur le plan fiscal, les bases taxables des opérations en France restent inchangées et les bénéfices réalisés en France demeureront taxés dans ce pays. Toutefois, pour que la fusion bénéficie du sursis d’imposition prévu par les textes, les autorités françaises doivent l’autoriser par un agrément. Il ne s’agit pas d’une exception mais d’une opération classique en la matière pour laquelle les demandes ont été faites auprès des autorités françaises. L’obtention de cet agrément est une condition suspensive des accords de fusion.

Par ailleurs, il est prévu dans les accords que le nouveau groupe prendra toutes les mesures nécessaires pour établir et maintenir sa résidence fiscale au Royaume-Uni. Nous sommes confiants que ce sera bien le cas.

Antitrust Chine : le processus est en cours et rien ne laisse supposer à ce jour qu’il n’aboutira pas dans des délais raisonnables.

Publicisgroupe.com	1/3

À propos de Publicis Groupe

Publicis Groupe [Euronext Paris FR0000130577, CAC 40] est l’un des premiers groupes mondiaux de communication. Le Groupe est présent dans tous les secteurs et les métiers : le numérique (DigitasLBi, Razorfish, Rosetta, VivaKi), la publicité (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), les relations publiques, la communication institutionnelle et l’événementiel (MSLGROUP), l’achat d’espace et la stratégie média (Starcom MediaVest Group et ZenithOptimedia), la communication santé avec Publicis Healthcare Communications Group (PHCG) et enfin la production de contenus avec Prodigious. Le Groupe est présent dans 108 pays et compte environ 62 000 collaborateurs.

www.publicisgroupe.com | Twitter:@PublicisGroupe | Facebook: www.facebook.com/publicisgroupe | LinkedIn : Publicis Groupe | http://www.youtube.com/user/PublicisGroupe |

Viva la Difference!

Contacts

Publicis Groupe
Peggy Nahmany	Communications Corporate	+ 33(0)1 44 43 72 83
Martine Hue	Relations Investisseurs	+ 33(0)1 44 43 65 00
Stéphanie Constand	Relations Investisseurs	+ 33(0)1 44 43 74 44

Certaines informations autres qu’historiques contenues dans le présent document sont susceptibles de constituer des données à caractère prévisionnel (“forward-looking statements”) ou des prévisions financières non auditées. Ces données sont sujettes à des risques et des aléas pouvant se traduire, ultérieurement, par des données réelles substantiellement différentes. Ces données sont présentées à la date du présent document et Publicis Groupe n’assume aucune obligation quant à leur mise à jour du fait d’événements nouveaux ou de toute autre raison autre que les réglementations applicables. Publicis Groupe vous invite à prendre connaissance avec attention des informations relatives aux facteurs de risque susceptibles d’affecter son activité telles que figurant dans son Document de Référence déposé auprès de l’Autorité des Marchés Financiers (AMF), y compris une conjoncture économique défavorable, un secteur extrêmement concurrentiel, la possibilité que nos clients peuvent remettre nos contrats en cause très rapidement, une part non négligeable des revenus du Groupe provenant de clients importants, conflits d’intérêts entre annonceurs d’un même secteur, la dépendance du Groupe sur ses dirigeants et ses collaborateurs, les lois et réglementations s’appliquant aux métiers du Groupe, des actions judiciaires engagées contre le Groupe au motif que certains messages publicitaires seraient mensongers ou trompeurs, ou que les produits de certains clients se révèleraient défectueux, la stratégie de développement par acquisition d’entreprises, la dépréciation des écarts d’acquisition et les actifs inscrits au bilan du Groupe, la présence du Groupe dans les marchés émergents, la difficulté de mettre en œuvre le contrôle interne, l’exposition au risque de liquidité, une baisse de la notation officielle du Groupe, et l’exposition aux risques de marché financier.

Ce communiqué contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Omnicom Group, Publicis Groupe, Publicis Omnicom Group, l’opération envisagée et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements d’Omnicom Group et de Publicis Groupe ainsi que sur les hypothèses faites par eux et l’information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que « viser », « anticiper », « croire », « planifier », « pourrait », « serait », « devrait », « estimer », « s’attendre à », « prévoir », « avenir », « orientation », « avoir l’intention », « peut », « sera », « possible », « potentiel », « prédire », « projeter » ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d’autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l’impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l’évolution des besoins de communication des clients ; l’incapacité à gérer les conflits d’intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d’embaucher et de retenir le personnel clé ; la capacité d’intégrer avec succès les activités des sociétés ; l’impact potentiel de l’annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d’attirer de nouveaux clients et fidéliser les clients

Publicisgroupe.com	2/3

existants de la manière prévue ; la dépendance à l’égard de et l’intégration des systèmes de technologie de l’information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes.

La liste des facteurs qui précède n’est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d’Omnicom Group sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la « SEC ») ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou « AMF »). Sauf si la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Absence d’offre ou de sollicitation

Cette présentation n’est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d’une offre de souscription ou d’achat, ni une sollicitation d’achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d’un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuelle, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l’offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l’utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

Informations complémentaires importantes devant être déposées auprès de la SEC

Publicis Omnicom Group déposera auprès de la SEC un document d’enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d’Omnicom et qui constitue également un prospectus de Publicis Omnicom Group (le « prospectus/proxy »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM GROUP, PUBLICIS GROUPE, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d’autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l’adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, (pour les documents déposés auprès de la SEC par Omnicom Group) ou Relations-investisseurs, 133, avenue des Champs-Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis Groupe ou par Publicis Omnicom Group).

Informations complémentaires importantes devant être rendues publiques dans un Prospectus visé par l’AFM

Publicis Omnicom Group rendra public un prospectus, visé par l’Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou « AFM »), relatif à l’émission d’actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l’Union européenne (en ce compris tout supplément afférent, le « Prospectus d’Admission »). Le Prospectus d’Admission sera approuvé par l’AFM et transmis à l’AMF selon la procédure du passeport européen en vue de l’admission des actions de Publicis Omnicom Group à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM GROUP, PUBLICIS GROUPE, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d’Admission de Publicis Omnicom Group sur le site de Publicis Groupe à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs-Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis

Publicis préparera un rapport qui sera mis à la disposition des actionnaires dans le cadre de l’Assemblée générale de Publicis appelée à statuer sur l’opération proposée (le « Rapport »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM GROUP, PUBLICIS GROUPE, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis Groupe sur son site Web à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs-Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Absence de Prospectus EEE jusqu’au Prospectus d’Admission

Aucun prospectus n’est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu’à ce que le Prospectus d’Admission soit mis à disposition.

Participants à la sollicitation

Omnicom Group, Publicis Groupe, Publicis Omnicom Group et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom Group en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la réglementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom Group dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom Group sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.

Publicisgroupe.com	3/3